TRI-TECH

IMPORTANT ANNUAL MEETING INFORMATION

000004

ENDORSEMENT_LINE______________ SACKPACK_______________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Admission Ticket

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Standard Time, December 17, 2014.

Vote by Internet

- Go to **www.investorvote.com/TRIT**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all of the nominees listed and FOR Proposals 2, 3, 4 and 5.

1. Election of Directors:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - Haijun Yang	☐	☐	02 - Chunyu Gao	☐	☐	03 - Peter Dong	☐	☐
04 - Peiyao Zhang	☐	☐	05 - Ming Zhu	☐	☐	06 - Warren Zhao	☐	☐
07 - Phil Fan	☐	☐						

+

Proposal	For	Against	Abstain
2. Proposal to amend the Company's Amended and Restated Articles of Association to divide the Board of Directors into three classes with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors.	☐	☐	☐
3. If Proposal 2 to amend the Company's Amended and Restated Articles of Association to divide the Board of Directors into three classes is passed, to divide those directors who are elected into three classes.	☐	☐	☐
4. Proposal to amend the Company's Amended and Restated Articles of Association to allow the Board of Directors to remove a director upon a determination that such director is guilty of misconduct or misfeasance, has misused his power as a director, or has breached any duties that he may owe to the Company.	☐	☐	☐
5. Proposal to ratify the appointment of Marcum Bernstein & Pinchuk LLP as independent registered public accounting firm for the fiscal year ending December 31, 2014.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

C 1234567890 JNT

1 U P X 2 0 8 7 5 1 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

+

01XUDB

2014 Annual Meeting Admission Ticket

2014 Annual Meeting of
Tri-Tech Holding Inc. Shareholders
December 19, 2014, 9:00 a.m., Beijing Time

10th Floor of Tower B, Baoneng Center
Futong East Road, Chaoyang District
Beijing 100102 China

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of shareholders. The annual meeting materials are available at: www.edocumentview.com/TRIT

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Tri-Tech Holding Inc.

+

Notice of 2014 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting

December 19, 2014, 9:00 a.m., Beijing Time

10th Floor of Tower B, Baoneng Center
Futong East Road, Chaoyang District
Beijing 100102 China

Phil Fan is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Tri-Tech Holding Inc. to be held on December 19, 2014 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposal 1, the election of the nominees for the board of directors, FOR Proposal 2, the amendment of the Company's Amended and Restated Articles of Association to divide the Board of Directors into classes, FOR Proposal 3, the classification of the Company's directors into three classes, FOR Proposal 4, the amendment of the Company's Amended and Restated Articles of Association to allow the Board of Directors to suspend or remove a director for misconduct, and FOR Proposal 5, the appointment of Marcum Bernstein & Pinchuk LLP as independent registered public accounting firm. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

C Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

+

TRI-TECH

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all of the nominees listed and FOR Proposals 2, 3, 4 and 5.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Haijun Yang	☐	☐	02 - Chunyu Gao	☐	☐	03 - Peter Dong	☐	☐
04 - Peiyao Zhang	☐	☐	05 - Ming Zhu	☐	☐	06 - Warren Zhao	☐	☐
07 - Phil Fan	☐	☐						

	For	Against	Abstain
2. Proposal to amend the Company's Amended and Restated Articles of Association to divide the Board of Directors into three classes with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors.	☐	☐	☐
3. If Proposal 2 to amend the Company's Amended and Restated Articles of Association to divide the Board of Directors into three classes is passed, to divide those directors who are elected into three classes.	☐	☐	☐
4. Proposal to amend the Company's Amended and Restated Articles of Association to allow the Board of Directors to remove a director upon a determination that such director is guilty of misconduct or misfeasance, has misused his power as a director, or has breached any duties that he may owe to the Company.	☐	☐	☐
5. Proposal to ratify the appointment of Marcum Bernstein & Pinchuk LLP as independent registered public accounting firm for the fiscal year ending December 31, 2014.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 2 0 8 7 5 1 2

01XUEB

TRI-TECH

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all of the nominees listed and FOR Proposals 2, 3, 4 and 5.

1. Election of Directors:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - Haijun Yang	☐	☐	02 - Chunyu Gao	☐	☐	03 - Peter Dong	☐	☐
04 - Peiyao Zhang	☐	☐	05 - Ming Zhu	☐	☐	06 - Warren Zhao	☐	☐
07 - Phil Fan	☐	☐						

Proposal	For	Against	Abstain
2. Proposal to amend the Company's Amended and Restated Articles of Association to divide the Board of Directors into three classes with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors.	☐	☐	☐
3. If Proposal 2 to amend the Company's Amended and Restated Articles of Association to divide the Board of Directors into three classes is passed, to divide those directors who are elected into three classes.	☐	☐	☐
4. Proposal to amend the Company's Amended and Restated Articles of Association to allow the Board of Directors to remove a director upon a determination that such director is guilty of misconduct or misfeasance, has misused his power as a director, or has breached any duties that he may owe to the Company.	☐	☐	☐
5. Proposal to ratify the appointment of Marcum Bernstein & Pinchuk LLP as independent registered public accounting firm for the fiscal year ending December 31, 2014.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 2 0 8 7 5 1 2

01XUEB